Exhibit (m10)

                            SHAREHOLDER SERVICES PLAN

         This Shareholder Services Plan (the "Plan"), is adopted by Julius Baer Investment Funds, a business trust organized under the laws of the Commonwealth of Massachusetts (the "Trust"), in respect of the Julius Baer U.S. Microcap Fund, the Julius Baer U.S. Smallcap Fund, the Julius Baer U.S. Midcap Fund and the Julius Baer U.S. Multicap Fund (the "Funds") subject to the following terms and conditions:

         SECTION 1.  SERVICING AGREEMENTS; ANNUAL FEE.

         (a) SERVICING AGREEMENTS. Any officer of the Trust is authorized to execute and deliver, in the name and on behalf of the Trust and the Funds, written agreements duly approved by the Board of Trustees of the Trust (the "Servicing Agreements") with institutional shareholders of record (the "Service Organization") of shares of beneficial interest in the Funds, par value $.001 per share (the "Shares"). Pursuant to the Servicing Agreements, the Service Organizations will be paid an annual fee for providing certain shareholder servicing, administrative and accounting services to their customers or clients who beneficially own Shares ("Customers").

         (b) DISTRIBUTION AND SERVICING FEES FOR CLASS A SHARES. Each Fund may expend an aggregate amount on an annual basis not to exceed .25% of the value of each Fund's average daily net assets attributable to the Class A Shares for services provided under the Plan and under any Rule 12b-1 Distribution Plan adopted by the Trust on behalf of that Fund.

         (c) DISTRIBUTION AND SERVICING FEES FOR CLASS B SHARES. Each Fund may expend an amount on an annual basis not to exceed .25% of the value of each Fund's average daily net assets attributable to the Class B Shares for services provided under the Plan. Each Fund may expend an amount on an annual basis not to exceed .75% of the value of each Fund's average daily net assets attributable to the Class B Shares for services provided under any Distribution Plan adopted by the Trust on behalf of that Fund. However, the maximum amount payable annually by each Fund under the Plan and under any Distribution Plan with respect to the Class B Shares is 1.00% of the value of each Fund's average daily net assets attributable to the Class B Shares.

         (d) PAYMENT OF FEES. The Shareholder Servicing Fee will be calculated daily and paid monthly by each Fund with respect to the foregoing classes of each Fund's shares (each a "Class" and together the "Classes") at the annual rates indicated above.

         SECTION 2.  SHAREHOLDER SERVICES

         The annual fee paid to the Service Organizations under Section 1 of the Plan will compensate Service Organizations for providing certain shareholder servicing, administrative and accounting services, including, but not limited to, (a) aggregating and processing purchase and redemption requests from Customers and placing net purchase and redemption orders with


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the Trust's  distributor  or transfer  agent;  (b)  providing  Customers  with a service that invests the assets of their accounts in Shares; (c) processing dividend payments from each Fund on behalf of Customers; (d) providing information periodically to Customers showing their position in Shares; (e) arranging for bank wires; (f) responding to Customer inquiries relating to the service performed by it; (g) providing sub-accounting with respect to Shares beneficially owned by Customers or the information to the Funds necessary for sub-accounting; (h) forwarding shareholder communications from the Funds (for
example,   proxies,   shareholder  reports,  annual  and  semi-annual  financial statements and dividend, distribution and tax notices) to Customers, if required by law; and (i) providing other similar services to the extent permitted under applicable statues, rules and regulations.

         SECTION 3.  APPROVAL OF TRUSTEES.

         The Plan will not take effect and payments under any related agreement will not be made until the Plan and such agreements are approved by a majority of both (a) the full Board of Trustees of the Trust and (b) those Trustees who are not interested persons of the Funds and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

         SECTION 4.  CONTINUANCE OF THE PLAN.

         The Plan will continue in effect with respect to each Class for so long as its continuance is specifically approved at least annually by the Trust's Board of Trustees in the manner described in Section 3 above.

         SECTION 5. TERMINATION.

         The Plan may be terminated at any time with respect to a Class (i) by the Funds without the payment of any penalty, by the vote of a majority of the outstanding voting securities of such Class or (ii) by a vote of the Qualified Trustees. The Plan may remain in effect with respect to a particular Class even if the Plan has been terminated in accordance with this Section 5 with respect to any other Class.

         SECTION 6.  AMENDMENTS.

         The Plan may be amended at any time by the Board of Trustees, provided that no material amendment to the Plan shall become effective unless approved by the Trust's Board of Trustees in the manner described in Section 3 above and that the Plan may not be amended to increase materially the amount that may be spent under the Plan without shareholder approval.

         SECTION 7.  SELECTION OF CERTAIN TRUSTEES.

         While the Plan is in effect, the selection and nomination of the Trust's Trustees who are not interested persons of the Funds will be committed to the discretion of the Trustees then in office who are not interested persons of the Funds.


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         SECTION 8.  WRITTEN REPORTS.

         In each year during which the Plan remains in effect, Bank Julius Baer & Co., Ltd., the Funds' servicing agent, will prepare and furnish to the Trust's Board of Trustees and the Board will review, at least quarterly, written reports, which sets out the amounts expended under the Plan and the purposes for which those expenditures were made.

         SECTION 9.  PRESERVATION OF MATERIALS.

         The Funds will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 8 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

         SECTION 10.  MEANINGS OF CERTAIN TERMS.

         As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the 1940 Act and the rules and regulations thereunder, subject to any exemption that may be granted to the Funds under the 1940 Act by the Securities and Exchange Commission.

         SECTION 11.  LIMITATION OF LIABILITY.

         It is expressly agreed that the obligations of the Funds hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, employees or agents, whether past, present or future, of the Funds, individually, but are binding only upon the assets and property of the Funds, as provided in the Master Trust Agreement of the Trust. The execution and delivery of this Plan has been authorized by the Trustees and by shareholders of the Funds holding at least a majority of the outstanding voting securities and signed by an authorized officer of the Funds, acting as such, and neither such authorization by such Trustees and shareholders nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any or them personally, but shall bind only the Trust property of the Funds as provided in the Master Trust Agreement.


Dated: June 28, 2006